SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  November, 2008

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Quarterly Review - Telecomunicações de São Paulo S.A. - Telesp - Quarter ended September 30, 2008" dated on November 28, 2008.

Quarterly Review

Telecomunicações de São Paulo S.A. -

TELESP

Quarter ended September 30, 2008

with Review Report of Independent Auditors

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

QUARTERLY INFORMATION September 30, 2008

Contents

Review report of independent auditors	1

Audited financial statements

Balance sheets	3
Statements of income	5
Notes to quarterly information	6
Management comments on consolidated performance	51

REVIEW REPORT OF INDEPENDENT AUDITORS

(A free translation of the original report issued in Portuguese)

To the Board of Directors

Telecomunicações de São Paulo S.A. - TELESP

São Paulo – SP

1.	We have reviewed the Quarterly Information (ITR) from Parent Company and Consolidated of Telecomunicações de São Paulo S.A. – TELESP and its subsidiaries for the quarter ended September 30, 2008, which comprised the balance sheet, the statement of income, the report on the Company’s performance and explanatory notes, prepared under Management’s responsibility.

2.	Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Public Accountants - IBRACON, in conjunction with the Federal Accounting Council, mainly comprising: (a) inquiries of and discussions with the officials responsible for the Telecomunicações de São Paulo – TELESP and subsidiaries’ accounting, financial and operational areas, as to the main criteria adopted in preparing the quarterly information; and (b) review of information and subsequent events that had or might have had relevant effects on the Telecomunicações de São Paulo – TELESP financial position and operations.

3.	Based on our review, we are not aware of any material modifications that should be made to the above mentioned Quarterly Information, for it to be in conformity with the standards established by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), specifically applicable to the preparation of Quarterly Information, including CVM Ruling No. 469/08.

4.	As mentioned in Note 3, on December 28, 2007, Law No. 11638 was enacted effective from January 1, 2008. This Law amended, revoked and introduced new aspects to Law No. 6,404/76 (Brazil’s Corporation Law), and brought changes to the accounting practices adopted in Brazil. Although this Law has become effective, some changes are subject to specific regulation on the part of competent authorities before they can be fully adopted by the legal entities. Accordingly, during this transition phase, CVM, through the CVM Ruling No. 469/08, allowed legal entities not to fully adopt the provisions of Law No. 11638/07 in the preparation of their Quarterly Information (ITR). Thus, the accounting information included in the ITR for the quarter ended September 30, 2008 was prepared in accordance with specific CVM instructions and does not reflect all the changes in accounting practices introduced by Law No. 11638/07. Information referring to prior periods, presented for purposes of comparison, was adjusted to include the changes in accounting practices introduced in 2008.

São Paulo (SP), October 27, 2008 ERNST & YOUNG Auditores Independentes S.S. CRC-2SP015199/O-6

Luiz Carlos Marques Accountant CRC-1SP147693/O-5

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS

September 30, 2008 and June 30, 2008

(In thousands of reais – R$)

(A free translation of the original report issued in Portuguese)

		Parent company		Consolidated

	Note	09/30/08	06/30/08	09/30/08	06/30/08

Assets
Current assets		5,217,524	4,456,796	5,818,894	4,860,213

Cash and cash equivalents		1,094,556	390,906	1,245,116	466,167
Trade accounts receivable, net		2,863,747	2,780,501	3,119,887	2,952,027
Deferred and recoverable taxes		884,493	918,410	1,024,197	1,034,832
Inventories		114,970	102,410	143,126	132,140
Other		259,758	264,569	286,568	275,047

Noncurrent assets		13,438,899	13,340,113	13,258,168	13,285,527

Deferred and recoverable taxes		511,029	509,846	526,291	525,056
Escrow deposits		655,670	587,189	686,720	614,398
Other		105,163	190,332	144,375	142,136

Investments		2,201,932	1,929,489	1,056,876	1,070,909

Property, plant and equipment, net		9,102,013	9,194,711	9,942,499	9,962,831

Intangible assets, net		678,752	728,848	710,314	763,179

Deferred charges		184,340	199,698	191,093	207,018

Total assets		18,656,423	17,796,909	19,077,062	18,145,740

		Parent company		Consolidated

	Note	09/30/08	06/30/08	09/30/08	06/30/08

Liabilities and shareholders’ equity
Current liabilities		4,531,389	4,286,630	4,917,716	4,608,653

Loans and financing		386,918	344,762	419,746	375,521
Debentures		16,153	13,957	16,153	13,957
Trade accounts payable		1,785,643	1,577,107	2,022,694	1,761,394
Taxes payable		995,338	927,570	1,070,866	996,390
Dividends and interest on shareholders’
equity		440,338	442,453	440,338	442,453
Reserve for contingencies		150,345	164,916	151,232	165,796
Payroll and related accruals		183,649	180,417	196,843	193,752
Derivative obligations		70,601	139,732	69,491	142,671
Other		502,404	495,716	530,353	516,719

Non-current liabilities		3,125,185	3,112,301	3,159,497	3,139,109

Non-current liabilities		3,124,986	3,112,168	3,156,651	3,134,609

Loans and financing		827,673	875,747	827,673	875,747
Debentures		1,500,000	1,500,000	1,500,000	1,500,000
Taxes payable		39,800	38,592	46,858	38,908
Reserve for contingencies		584,019	541,334	587,986	543,791
Reserve for post-retirement benefit plans		103,674	100,925	103,674	100,925
Other		69,820	55,570	90,460	75,238

Deferred income		199	133	2,846	4,500

Shareholders’ equity		10,999,849	10,397,978	10,999,849	10,397,978
Capital		6,575,198	6,575,198	6,575,198	6,575,198
Capital reserves		2,670,488	2,670,488	2,670,488	2,670,488
Legal reserve		661,411	657,311	661,411	657,311
Retained earnings		1,092,752	494,981	1,092,752	494,981

Total liabilities and shareholders’ equity		18,656,423	17,796,909	19,077,062	18,145,740

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME

Three-month periods ended September 30, 2008 and September 30, 2007

(In thousands of reais – R$, except earnings per share)

(A free translation of the original report issued in Portuguese)

		Parent company		Consolidated

	Note	09/30/08	09/30/07	09/30/08	09/30/07

Gross operating revenue		16,200,799	15,240,901	17,085,006	15,917,056
Revenue deductions		(5,140,532)	(4,743,395)	(5,263,753)	(4,926,016)

Net operating revenue		11,060,267	10,497,506	11,821,253	10,991,040
Cost of services provided		(5,891,007)	(5,582,650)	(6,336,739)	(5,892,372)

Gross profit		5,169,260	4,914,856	5,454,514	5,098,668
Operating expenses		(2,446,433)	(2,262,342)	(2,681,518)	(2,408,868)

Selling		(1,725,493)	(1,657,850)	(1,827,086)	(1,704,602)
General and administrative		(562,689)	(670,910)	(677,382)	(717,821)
Equity accounting in subsidiaries		(18,345)	16,484	5,984	(3,855)
Other operating income
(expense), net		(139,906)	49,934	(183,034)	17,410

Income from operations before
financial income (expense)		2,352,337	2,200,507	2,393,036	2,236,800
Financial income		199,328	188,861	211,880	195,658
Financial expense		(569,818)	(640,868)	(591,840)	(648,658)

Operating income		(370,490)	(452,007)	(379,960)	(453,000)
Nonoperating income, net		15,360	124,424	2,298	125,005

Income before income tax and social
contribution		2,367,697	2,324,931	2,395,334	2,361,805
Income and social contribution
taxes		(845,177)	(822,149)	(872,814)	(859,023)
Reversal of interest on
shareholders’ equity		200,000	221,000	200,000	221,000
Net income		1,722,520	1,723,782	1,722,520	1,723,782

Outstanding number of shares at the
balance sheet date – in thousands		505,841	505,841
Earnings per share - R$		3.40526	3.40775

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

1.	Operations and background

	a)	Controlling shareholders

Telecomunicações de São Paulo S.A. - Telesp (hereinafter Telesp or Company), is headquarted at Rua Martiniano de Carvalho, 851, in the capital of the State of São Paulo. Telesp belongs to the Telefónica Group, telecommunications industry leader in Spain and present in several European and Latin American countries. The Company is controlled by Telefónica S.A., which as of September 30, 2008, holds total indirect interest of 87.95% of which 85.57% are common shares and 89.13% are preferred shares.

	b)	Operations

The Company’s basic business purpose is the rendering of fixed wire telephone services in the state of São Paulo mainly in the São Paulo township, the biggest city of Brazil, under Fixed Switch Telephone Service Concession Agreement - STFC granted by the National Communications Agency (ANATEL), which is in charge of regulating the telecommunications sector in Brazil. The Company has also authorizations from ANATEL, directly or through its subsidiaries, to provide other telecommunications services, such as data communication to the business market and broadband internet services under the Speedy brand and since the second 2007 half, pay TV services (i) by satellite all over the country (Telefônica TV Digital) and (ii) using MMDS technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs - level II) are traded on the New York Stock Exchange (NYSE).

	c)	The STFC concession agreement

The Company is a concessionaire of the Fixed Switch Telephone Service (STFC) to render local and domestic long-distance calls originated in Region 3, which comprises the largest part of the State of São Paulo, in Sectors 31, 32 and 34, established in the General Concession Plan (PGO).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

1.	Operations and background (Continued)

	c)	The STFC concession agreement (Continued)

The Concession Agreement’s renewal, dated December 22, 2005, in force since January 1, 2006, awarded as an onerous title, will be valid until December 31, 2025. However, the agreement can be reviewed on December 31, 2010, 2015 and 2020. Such condition allows ANATEL to set up new requirements and goals for universalization and quality of telecommunication services, according to the conditions in force by that moment.

The Concession Agreement establishes that all assets owned by the Company and which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force by that moment. On September 30, 2008, the net book value of reversible assets is estimated at R$6,962,906 (R$7,183,807 on June 30, 2008), comprised mainly of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

Every two years, during the agreement’s new 20-year period, public regime companies will have to pay a renewal fee which will correspond to 2% of its prior- year SFTC revenue, net of taxes and social contributions. The first payment of this biannual fee has occurred on April 30, 2007 by value of R$224,760 based on the 2006 STFC net revenues. The next payment is schedule to April 30, 2009 based on the 2008 net revenues (note 20).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

1.	Operations and background (Continued) d) Subsidiaries

The chart below sets out the list of direct and indirect subsidiaries of the Company as well as the percentage ownership shareholdings:

Subsidiaries	Sep/2008	Jun/2008	Sep/2007

A.Telecom S.A. (2.a)	100%	100%	100%
Telefônica Data S.A. (a)	100%	100%	100%
TS Tecnologia da Informação Ltda.	100%	100%	100%
Telefônica Televisão Participações S.A. (b)	100%	100%	-
Telefônica Sistemas de Televisão S.A. (c)	100%	100%	-
Aliança Atlântica Holding B.V.	50%	50%	50%
Companhia AIX de Participações	50%	50%	50%
Companhia ACT de Participações	50%	50%	50%

(a) Former Telefônica Empresas S.A. (b) Former Navytree Participações S.A. (c) Former Ligthtree Participações S.A.

2.	Corporate restructuring in 2007 and 2008

	a)	Capital increase in Telefonica Televisão Participações S.A.

On February 29, 2008, the Company increased capital of Telefônica Televisão Participações S.A. Televisão using shares of A.Telecom held by it. With this operation, A.Telecom became a wholly-owned subsidiary of Telefonica Televisão Participações S.A.

On July 25, 2008 the Company contributed capital in Telefonica Televisão with shares held in Telefonica Data S/A. With such an operation, T.Data became a wholly-owned subsidiary of Telefonica Televisão.

	b)	Acquisition of Telefônica Televisão Participações S.A.

On October 31, 2007, ANATEL concluded the regulatory analysis of the association between Abril Group and the Company signed on October 29, 2006, and approved such operation.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

2.	Corporate restructuring in 2007 and 2008 (Continued) b) Acquisition of Telefônica Televisão Participações S.A. (Continued)

Accordingly, the Company acquired 100% of the capital of Telefonica Televisão Participações S.A., a company that owns interests in companies providing subscription TV services. Telefonica Televisão holds the following ownership interests:

	Shareholders Interest

	ON	PN

Telefônica Sistemas de Televisão S.A.	100.00%	-
Comercial Cabo TV São Paulo S.A.	19.90%	100.00%
Lemontree Participações S.A.	-	100.00%
TVA Sul Paraná S.A.	49.00%	100.00%
GTR-T Participações e Empr.S.A.	-	100.00%

3. Presentation of the quarterly information

The individual and consolidated quarterly information as of September 30, 2008 was prepared in accordance with accounting practices adopted in Brazil, with comprise, among others, the rules applicable to concessionaires of public telecommunications services and the accounting standards and procedures established by the Brazilian Securities Commission (CVM), including CVM Ruling No. 469/08. Quarterly information shall be analyzed together with financial statements for the last fiscal year.

Assets and liabilities are classified as “current” when their realization or liquidation will probably occur in the next twelve months. Otherwise, they will be classified as non-current assets and liabilities.

Accounting estimates are considered for the quarterly financial information preparation process. Such estimates are based on objective and subjective factors according to management’s judgment for the appropriate amounts to be recorded in the quarterly financial information.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

3. Presentation of the quarterly information (Continued)

Transactions, which involve estimates mentioned above, may result in amounts different those recorded in the quarterly financial information when realized in subsequent periods due to inaccurate results regarding the estimate process. The Company revises its estimates and assumptions periodically.

The consolidated quarterly financial information includes the accounts and transactions of direct and indirect subsidiaries according to the equity holdings described in the note 1.d.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings between the Company and your subsidiaries have been eliminated.

3.1	Changes in Brazil’s Corporation Law (6.404/76)

On January 1, 2008, Law No. 11638 became effective substantially amending the Chapter XV of Law No. 6,404 (Corporation Law), which addresses the Financial Statements.

On May 2, 2008, CVM issued CVM Ruling No. 469 establishing certain definitions for application of the new accounting practices introduced by Law No. 11638. Among these definitions, it established that the provisions of Law No. 11638 must be applied to financial statements for 2008, however, application thereof to Quarterly Financial Information (ITR) is optional.

3.2	Changes applied in this Quarterly Financial Information (ITR)

On the terms of CVM Ruling No. 469 and CVM Communication to Market dated 05/12/2008, the changes introduced by Law No. 11638 and applicable to the Company were considered in the Quarterly Financial Information at September 30, 2008 and June 30, 2008:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

3.	Presentation of the quarterly information (Continued)

	3.2	Changes applied in this Quarterly Financial Information (ITR) (Continued)

		a)	Present value of certain noncurrent assets and liabilities

Application of the present value concept at noncurrent assets generated effect on the Company’s consolidated results of R$(151) and R$(46) in the periods ended September 30, 2008 and June 30, 2008, respectively. This adjustment was applied to ICMS credits, which may be used within 48 months.

		b)	Treatment of donations and investment grants

The balance existing at December 31, 2007, in the amount of R$9,824, is maintained in capital reserve account in shareholders’ equity, and may be used in the situations provided for by Law No. 6,404/76. As from 2008, additions were provisionally recorded in liabilities as deferred income, whose effect at September 30, 2008 was R$199 (R$133 at June 30, 2008).

In addition, the Company applied in this Quarterly Financial Information (ITR) the provisions of CVM Resolution No. 534, which approved CPC Statement 02, which regulates financial statements currency translation. As from 2008, the effects related to exchange variation on shareholders’ equity of foreign subsidiary were recognized directly in the Company’s shareholders’ equity. The amounts recorded in Equity Valuation Adjustments are R$1,855 and R$(2,245) at September 30, 2008 and June 30, 2008, respectively.

Comparative information for the same 2007 period related to item (a) above was adjusted and the recognized effects are mentioned in Notes 26 and 29.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

3.	Presentation of the quarterly information (Continued)

	3.3	Other changes introduced by Law No. 11638

The other changes introduced by the Law depend on specific regulation by relevant regulatory agencies for the application thereof. The Company will monitor regulation of these matters during 2008.

We set out below the other changes introduced by the Law, as well as the estimated effects on the Company’s consolidated financial position and results at September 30, 2008, as applicable:

		a)	Introduction of market or fair value concept in the valuation of certain financial assets and liabilities instruments, including derivatives.

The Company presents financial liabilities from loans, financing and debenture for which it has derivatives with the objective of reducing exchange and interest rate risk (Note 33). Using as a reference international standard (IAS 39) that addresses the accounting recognition of financial instruments, there would be effectiveness between asset and liability positions, as such, the debt and it respective derivatives should be recognized at fair value at quarterly financial information date. This would have a net effect on the financial position and result of operations for the period ended September 30, 2008 of R$8,945 and R$(10,147), respectively. The positive effect on the financial position at December 31, 2007 would be of R$19,092.

b)

Inclusion of Equity Valuation Adjustment in shareholders’ equity to consider records of events not going through P&L for the year while not realized, especially adjustment to market value of financial asset instruments classified as available for sale.

The Company has investments in certain listed companies. At September 30, 2008, this investment portfolio is stated at market value of R$230,179 (Note 33), which would correspond to an equity adjustment of R$93,188. The effect on the financial position at December 31, 2007 would be a positive adjustment of R$153,355.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

3.	Presentation of the quarterly information (Continued)

	3.3	Other changes introduced by Law No. 11638 (Continued)

		c)	Expansion of the concept of fixed assets, including the possibility of recognition in situations in which there is transfer of risks, rewards and control over the assets;

		d)	Limitation of items that may be recorded in deferred charges;

		e)	Recording of assets and liabilities at market value in takeover, merger and spin-off operations, whenever (i) there is controlling interest transfer, and (ii) the operations are conducted between independent parties;

		f)	Elimination of the possibility of voluntary revaluation of assets and treatment of the revaluation reserve balance at December 31, 2007;

		g)	Change in the concept of affiliated and subsidiary companies under common control;

		h)	Introduction of tax incentive reserve, exclusively for donations and government investment grants.

		i)	Compulsory periodic analysis of recoverability of amounts recorded in fixed, intangible and deferred assets.

		j)	Replacement of the Statement of Changes in Financial Position for the Statement of Cash Flows;

		k)	Compulsory preparation of the Statement of Value Added;

		l)	Possibility of including tax bookkeeping in commercial bookkeeping segregating commercial and tax statements.

In relation to item i) above, CVM issued CVM Resolution No. 527, which approves CPC Statement 01 and addresses the reduction of assets at recoverable value, applicable as from 2008. The Company will make necessary valuations required by said statement in the course of the last 2008 quarter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

3.	Presentation of the quarterly information (Continued)

	3.3	Other changes introduced by Law No. 11638 (Continued)

In regard to item j), on August 13, 2008 CVM issued CVM Resolution No. 547, which approves CPC Statement 03 dealing and addresses the cash flows statement, in order to provide guidance for the market on how to meet the required presentation introduced by Law No. 11638/07. The Company will make necessary valuations required by said statement until the end of 2008.

4.	Cash and cash equivalents

	Parent company		Consolidated

	Sep/2008	Jun/2008	Sep/ 2008	Jun/ 2008

Bank accounts	3,581	11,724	4,557	14,523
Short-term investments	1,090,975	379,182	1,240,559	451,644

Total	1,094,556	390,906	1,245,116	466,167

Short-term investments are indexed under CDI (Certificate for Inter-bank Deposits) rate variation, which are readily liquid and maintained with reputable financial institutions.

5. Trade accounts receivable, net

	Parent company		Consolidated

	Sep/2008	Jun/2008	Sep/2008	Jun/2008

Billed amounts	2,322,276	2,335,273	2,547,444	2,445,627
Accrued unbilled amounts	1,233,851	1,156,857	1,344,440	1,288,370

Gross accounts receivable	3,556,127	3,492,130	3,891,884	3,733,997

Allowance for doubtful accounts	(692,380)	(711,629)	(771,997)	(781,970)

Total	2,863,747	2,780,501	3,119,887	2,952,027

Current	1,808,047	1,786,079	2,022,423	2,027,401
Past-due – 1 to 30 days	577,893	517,267	623,254	541,283
Past-due – 31 to 60 days	193,365	181,514	204,262	186,150
Past-due – 61 to 90 days	96,831	100,507	106,886	91,600
Past-due – 91 to 120 days	89,281	74,562	90,392	71,482
Past-due – more than 120 days	790,710	832,201	844,667	816,081

Total	3,556,127	3,492,130	3,891,884	3,733,997

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

6.	Deferred and recoverable taxes

		Parent company		Consolidated

		Sep/2008	Jun/2008	Sep/2008	Jun/2008

	Withholding taxes	38,089	29,584	50,114	40,118
	Recoverable income tax and social
	contribution	12,625	118,093	19,626	123,494

	Deferred taxes	960,874	927,493	1,024,883	974,061

	Tax loss carry-forwards – Income tax	-	-	1,605	1,855
	Tax loss carry-forwards – Social
	contribution tax	-	-	76	111
	Reserve for contingencies	341,818	340,299	342,646	340,628
	Post-retirement benefit plans	35,249	34,314	35,249	34,314
	Allowance for doubtful accounts	85,971	80,429	103,122	95,216
	Allowance for reduction of inventory
	to market value	30,404	30,104	30,404	30,104
	Merged tax credit (a)	79,572	86,550	79,572	86,550
	Income tax on other temporary
	differences	285,191	261,615	317,801	283,296
	Social contribution tax on other
	temporary differences	102,669	94,182	114,408	101,987

	ICMS (state VAT) (b)	378,633	348,932	441,746	408,837
	Other	5,301	4,154	14,119	13,378

	Total	1,395,522	1,428,256	1,550,488	1,559,888

	Current	884,493	918,410	1,024,197	1,034,832
	Non-current	511,029	509,846	526,291	525,056

(a)	Amount recorded by the Company as a result of the spin-off of Telefonica Data S.A. (former Telefonica Empresas S.A.) in July 2006.

(b)	Refers to credits on the acquisition of property, plant and equipment items, available for offset against VAT obligations in 48 months.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

6. Deferred and recoverable taxes (Continued)

Deferred income and social contribution taxes

Considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable profit discounted to present value based on a technical and feasibility business plan, approved by the Board of Directors on December 10, 2007, as provided for CVM Instruction No. 371/2002, the Company estimates the realization of the deferred taxes as follows:

	Year	Parent company	Consolidated

2008		150,657	172,100
2009		331,448	354,116
2010		164,678	180,198
2011		100,955	101,373
Thereafter		213,136	217,096

Total		960,874	1,024,883

The recoverable amounts above are based on projections subject to changes in the future.

Merged tax credit

Generated from the acquisition of investment from Figueira Administração e Participações S.A. in 2001, which held telecommunications network operating assets of Banco Itaú S.A. as well as the investments at Galáxia Administrações e Participações S.A., a company that owns the Multimedia Communication Service (SCM) authorization.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

6. Deferred and recoverable taxes (Continued)

Merged tax credit (Continued)

The book entries maintained for Company’s corporate and tax purposes were based on specific goodwill and provision accounts (merged), and the corresponding amortization, provision reversal and, the tax credit realization are as follows:

Parent company/Consolidated
	Sep/2008	Jun/2008

Balance Sheet

Goodwill, net of accumulated amortization	234,036	254,556
Provision, net of reversals	(154,464)	(168,006)

Net amount – tax credit	79,572	86,550

Income Statement	Sep/2008	Sep/2007

Goodwill amortization in the year	(61,565)	(61,565)
Reversal of provision in the year	40,633	40,633
Tax credit in the year	20,932	20,932

Effect on P&L in the year	-	-

As presents above, goodwill amortization, net of provision reversal and of the corresponding tax credit, do not affect the net income of the period.

For presentation purposes, the net amount of R$79,572 (R$52,460 under non-current assets and R$27,112 under current assets), basically represented by merged tax credit, was classified in the balance sheet as deferred and recoverable taxes. Goodwill amortization and provision reversal are recognized in the accounting records as operating income and expenses, and the related tax credit is recognized as provision for income and social contribution taxes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

7.	Inventories

		Parent company		Consolidated

		Sep/2008	Jun/2008	Sep/2008	Jun/2008

	Consumption materials	133,649	120,280	134,002	120,513
	Resale items	58,238	58,388	86,598	88,401
	Public telephone prepaid cards	12,356	12,125	12,356	12,125
	Scraps	152	157	153	158
	Allowance for reduction to market
	value and obsolescence	(89,425)	(88,540)	(89,983)	(89,057)

	Total current	114,970	102,410	143,126	132,140

The allowance for reduction to recoverable value and obsolescence takes into account timely analyses carried out by the Company.

8.	Other assets

		Parent company		Consolidated

		Sep/2008	Jun/2008	Sep/2008	Jun/2008

	Advances to employees	22,358	17,501	23,991	22,602
	Advances to suppliers	18,760	18,759	19,790	20,599
	Prepaid expenses	96,472	99,675	98,100	100,503
	Receivables from Barramar S.A. (a)	-	-	59,545	58,535
	Intercompany receivables (Note 30)	130,477	126,603	116,009	106,261
	Amounts linked to National Treasury
	securities	11,070	10,855	11,070	10,855
	Advances for future capital increases (b)	-	40,010	-	-
	Other assets	47,398	58,038	82,584	81,100

	Total	326,535	371,441	411,089	400,455

	Current	259,758	264,569	286,568	275,047
	Non-current	66,777	106,872	124,522	125,408

(a)	Refers to receivables from Barramar S.A. recorded by the Companhia AIX de Participações, net of allowance for losses.

(b)	Advances for future capital increases R$10,010 to Telefônica Televisão Participações S.A. and R$30,000 to Telefônica Data S.A.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

9. Escrow deposits

	Parent company		Consolidated

	Sep/2008	Jun/2008	Sep/2008	Jun/2008

Civil litigation	228,279	180,696	228,316	180,733
Tax litigation	241,607	256,553	271,103	283,635
Labor claims	140,846	66,611	140,929	66,684
Judicial blocked	44,938	83,329	46,373	83,346

Total non-current	655,670	587,189	686,720	614,398

10. Investments

	Parent company		Consolidated

	Sep/2008	Jun/2008	Sep/2008	Jun/2008

Investments carried under the equity method	1,236,186	947,830	-	-

Telefônica Televisão Participações S.A.	1,117,202	678,723	-	-
Telefônica Data S.A.	-	153,912	-	-
Aliança Atlântica Holding B.V.	63,269	58,904	-	-
Companhia AIX de Participações	55,696	56,270	-	-
Companhia ACT de Participações	19	21	-	-

Investments in associates	-	-	34,020	33,768

GTR Participações e Empreendimentos S.A.	-	-	1,717	1,758
Lemontree Participações S.A.	-	-	8,479	8,323
Comercial Cabo TV São Paulo S.A.	-	-	18,681	18,331
TVA Sul Paraná S.A.	-	-	5,143	5,356

Negative and positive goodwill on acquisition
of investments (see table below)	869,442	885,355	871,626	889,722

Investments carried at cost	96,304	96,304	151,230	147,419

Portugal Telecom	75,362	75,362	128,165	124,502
Zon Multimédia	6,704	6,704	8,827	8,679
Other investments, net of provision for
losses	14,238	14,238	14,238	14,238

Total	2,201,932	1,929,489	1,056,876	1,070,909

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

10. Investments (Continued)

Breakdown of goodwill (negative goodwill) on investment acquisition, net of amortization, is as follows:

Parent company		Sep/2008	Jun/2008

Companhia AIX de Participações		(2,184)		(4,367)
TS Tecnologia da Informação Ltda.		945		945
Santo Genovese Participações Ltda.		74,888		77,883
Telefônica Televisão Participações S.A.		795,793	810,894

Total		869,442	885,355

The Company’s equity in subsidiaries is as follows:

	Parent company		Consolidated

	Sep/2008	Sep/2007	Sep/2008	Sep/2007

Aliança Atlântica	4,181	(796)	-	(3,855)
A. Telecom (a)	13,096	58,010	15	-
Companhia AIX de Participações	(361)	(6,135)	-	-
Companhia ACT de Participações	(3)	(2)	-	-
Telefonica Data S.A. (b)	(18,013)	(34,593)	-	-
Telefônica Televisão Participações S.A.	(17,245)	-	-	-
GTR Participações e Empreendimentos S.A	-	-	(330)	-
Lemontree Participações S.A.	-	-	2,349	-
Comercial Cabo TV São Paulo S.A.	-	-	5,336	-
TVA Sul Paraná S.A.	-	-	(1,386)	-
	-

	(18,345)	16,484	5,984	(3,855)

(a)	This refers to income from January to February of 2008, recorded by A.Telecom, which became a wholly-owned subsidiary of Telefonica Televisão Participações S.A. (Note 2.a).

(b)	This refers to income from January to June of 2008, recorded by T-Data, wich became a wholly- owned subsidiary of Telefônica Televisão Participações S.A. (Note 2.a).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

11. Property, plant and equipment, net

				Parent company

			Sep/2008			Jun/2008

	Annual
	depreciation		Accumulated	Net book		Accumulated	Net book
	rate %	Cost	depreciation	value	Cost	depreciation	value

Property, plant and equipment in service		41,035,594	(32,535,901)	8,499,693	40,845,196	(32,121,364)	8,723,832

Switching and transmission equipment	12.50	17,363,244	(15,182,300)	2,180,944	17,238,294	(14,967,644)	2,270,650
Transmission equipment, overhead,
underground and building cables, teleprinters,
PABX, energy equipment and furniture	10.00	12,441,577	(10,015,666)	2,425,911	12,408,311	(9,881,039)	2,527,272
Transmission equipment - modems	20.00	1,205,530	(859,252)	346,278	1,209,449	(889,663)	319,786
Underground and undersea cables, poles and
Towers	5.00 to 6.67	413,691	(256,914)	156,777	413,743	(253,365)	160,378
Subscriber, public and booth equipment	12.50	2,144,910	(1,695,502)	449,408	2,117,809	(1,654,028)	463,781
IT equipment	20.00	565,302	(497,256)	68,046	572,455	(502,026)	70,429
Buildings and underground cables	4.00	6,558,875	(3,950,888)	2,607,987	6,544,124	(3,897,947)	2,646,177
Vehicles	20.00	51,542	(36,901)	14,641	51,069	(35,848)	15,221
Land	-	228,117	-	228,117	228,117	-	228,117
Other	4.00 to20.00	62,806	(41,222)	21,584	61,825	(39,804)	22,021

Property, plant and equipment in progress	-	602,320	-	602,320	470,879	-	470,879

Total		41,637,914	(32,535,901)	9,102,013	41,316,075	(32,121,364)	9,194,711

Average annual depreciation rates - %		10.20			10.21

Assets fully depreciated		19,849,767			19,457,107

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

11. Property, plant and equipment, net (Continued)

				Consolidated

			Sep/2008			Jun/2008

	Annual
	depreciation		Accumulated	Net book		Accumulated	Net book
	rate%	Cost	depreciation	value	Cost	depreciation	value

Property, plant and equipment in service		42,269,043	(33,048,140)	9,220,903	41,988,619	(32,599,655)	9,388,964

Switching and transmission equipment	12.50	17,384,923	(15,192,607)	2,192,316	17,259,972	(14,977,458)	2,282,514
Transmission equipment, overhead, underground
and building cables, teleprinters, PABX, energy
equipment and furniture	10.00	12,635,842	(10,052,786))	2,583,056	12,585,155	(9,913,460)	2,671,695
Transmission equipment - modems	20.00	1,265,072	(876,702)	388,370	1,260,210	(904,272)	355,938
Underground and undersea cables, poles and
towers	5.00 to 6.67	427,466	(260,687)	166,779	427,518	(257,002)	170,516
Subscriber, public and booth equipment	12.50	2,207,096	(1,731,615)	475,481	2,179,802	(1,688,014)	491,788
IT equipment	20.00	682,699	(550,294)	132,405	689,591	(550,499)	139,092
Buildings and underground cables	4.00	6,561,074	(3,952,614)	2,608,460	6,546,323	(3,899,658)	2,646,665
TV equipment	8.00 to 20.00	681,173	(302,399)	378,774	618,457	(286,071)	332,386
Vehicles	20.00	52,961	(37,980)	14,981	52,463	(36,891)	15,572
Land	-	228,117		228,117	228,117	-	228,117
Other	4.00 to 20.00	142,620	(90,456)	52,164	141,011	(86,330)	54,681

Provision for losses		(12,133)	-	(12,133)	(3,953)	-	(3,953)

Property, plant and equipment in progress	-	733,729	-	733,729	577,820	-	577,820

Total		42,990,639	(33,048,140)	9,942,499	42,562,486	(32,599,655)	9,962,831

Average annual depreciation rates - %		10.44			10.40

Assets fully depreciated		20,199,800			19,718,401

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

12. Intangible assets net

				Parent company

			Sep/2008			Jun/2008

	Annual
	depreciation		Accumulated	Net book		Accumulated
	rate %	Cost	depreciation	value	Cost	depreciation Net book value

Trademarks and patents	10.00	1,511	(1,511)		1,511	(1,511)	-
Software	20.00	2,163,414	(1,512,200)	651,214	2,140,048	(1,442,484)	697,564
Other	20.00	158,714	(131,176)	27,538	158,714	(127,430)	31,284

Total		2,323,639	(1,644,887)	678,752	2,300,273	(1,571,425)	728,848

Average annual depreciation rates %		20.00			20.00

Assets fully depreciated		863,059			800,570

				Consolidated

			Sep/2008			Jun/2008

	Annual
	depreciation		Accumulated	Net book		Accumulated	Net book
	rate%	Cost	depreciation	value	Cost	depreciation	value

Trademarks and patents	10.00	1,536	(1,511)	25	1,536	(1,511)	25
Software	20.00	2,322,731	(1,646,291)	676,440	2,299,371	(1,573,972)	725,399
Other	20.00	169,569	(135,720)	33,849	169,569	(131,814)	37,755

Total		2,493,836	(1,783,522)	710,314	2,470,476	(1,707,297)	763,179

Average annual depreciation rates %		20.00			20.00

Assets fully depreciated		977,843			908,724

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

13. Deferred charges

Deferred charges as of September 30, 2008 and June, 30, 2008 are as follows:

	Parent company		Consolidated

	Sep/2008	Jun/2008	Sep/2008	Jun/2008

Pre-operating expenses	-	-	2,919	3,158

Cost	-	-	9,491	9,491
Accumulated amortization	-	-	(6,572)	(6,333)

Goodwill on acquisition of the IP network	30,839	32,652	30,839	32,652

Cost	72,561	72,561	72,561	72,561
Accumulated amortization	(41,722)	(39,909)	(41,722)	(39,909)

Spanish and Figueira goodwill (merged from
TDBH)	153,501	167,046	153,501	167,046

Cost	301,276	301,276	301,276	301,276
Accumulated amortization	(147,775)	(134,230)	(147,775)	(134,230)

Other	-	-	3,834	4,162

Cost	-	-	12,059	12,059
Accumulated amortization	-	-	(8,225)	(7,897)

	184,340	199,698	191,093	207,018

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

14. Loans and financing

Parent company/Consolidated				Balance as of Sep/2008

		Annual			Long-
	Currency	interest rate	Maturity	Current	term	Total

			Up to
Loans and financing - BNDES	URTJLP	9.73%	2015	9,569	801,763	811,332
“Mediocrédito”	US$	1.75%	2014	5,847	25,910	31,757
			Up to
Loans in foreign currency (*)			2009	371,502	-	371,502

Total company				386,918	827,673	1,214,591

Working capital loan in foreign			Up to
currency (*)			2009	32,828	-	32,828

Total Consolidated				419,746	827,673	1,247,419

Parent company/Consolidated				Balance as of Jun/2008

		Annual			Long-
	Currency	interest rate	Maturity	Current	term	Total

			Up to
Loans and financing - BNDES	URTJLP	9.73%	2015	9,563	801,276	810,839
“Mediocrédito”	US$	1.75%	2014	4,994	23,940	28,934
			Up to
Loans in foreign currency (*)			2009	330,205	50,531	380,736

Total company				344,762	875,747	1,220,509

Working capital loan in foreign			Up to
currency (*)			2009	30,759	-	30,759

Total Consolidated				375,521	875,747	1,251,268

The loan obtained from the National Bank for Social and Economic Development (BNDES) includes covenants relating to financial ratios, which have been fully met as of date.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

14.	Loans and financing (Continued) (*) Loans in foreign currency are as follows:

						Balance as
	Consolidated	Currency	Interest rate	Principal	Interest	of Sep/2008

	“Resolução 2770”	JPY	0.50% to 5. 78%	208,468	2,986	211,454
	“Resolução 2770”	EUR	5.74%	67,821	2,640	70,461
	“Resolução 2770”	JPY	1.00%	32,637	191	32,828
	Untied Loan – JBIC	JPY	Libor + 1.25%	89,213	374	89,587

				398,139	6,191	404,330

						Balance as of
	Consolidated	Currency	Interest rate	Principal	Interest	Jun/2008

	“Resolução 2770”	JPY	0.50% to 5.78%	201,412	3,051	204,463
	“Resolução 2770”	EUR	5.74%	62,159	1,508	63,667
	“Resolução 2770”	JPY	1.00%	27,907	92	27,999
	“Resolução 2770”	USD	9.57%	2,700	61	2,761
	Untied Loan – JBIC	JPY	Libor + 1.25%	111,542	1,063	112,605

				405,720	5,775	411,495

15.	Debentures

Parent company / Consolidated

			Annual
			interest rate	Maturity	Sep/2008	Jun/2008

	Debentures		CDI + 0.35%	Up to 2010	1,516,153	1,513,957

	Current				16,153	13,957
	Non-current				1,500,000	1,500,000

Debenture conditions were renegotiated on September 1, 2007, final date of the first Remuneration period and open of the second Remuneration period. This period is expected to end on the debentures maturity date, on September 1, 2010. Debentures are subject to interest payable on a quarterly basis.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

16.	Taxes payable

		Parent company		Consolidated

		Sep/2008	Jun/2008	Sep/2008	Jun/2008

	Taxes on income (a)
	Income tax	138,115	106,619	146,450	108,415
	Social contribution tax	124,308	122,076	124,308	122,076

	Indirect taxes
	ICMS (state VAT)	645,805	617,705	694,741	661,404
	PIS and COFINS (taxes on revenue)	74,373	70,079	88,167	83,459
	Legal Liabilities (b)	25,809	24,326	25,809	24,326
	Other (c)	26,728	25,357	38,249	35,618

	Total	1,035,138	966,162	1,117,724	1,035,298

	Current	995,338	927,570	1,070,866	996,390
	Non-current	39,800	38,592	46,858	38,908

(a)	Income and social contribution taxes payable are presented net of payments on an estimate basis (Note 6).

(b)	Legal obligations account records tax liabilities, net of judicial deposits, which are being questioned in court, as prescribed by CVM Resolution No, 489/2005.

(c)	The item “Others” include values of “FUST” payable R$150,637 (R$140,203 as of June 30, 2008), net of judicial deposits of R$133,791 (R$121,564 as of June 30, 2008).

17.	Payroll and related charges

		Parent company		Consolidated

		Sep/2008	Jun/2008	Sep/2008	Jun/2008

	Salaries and fees	25,120	21,427	27,142	23,732
	Payroll charges	101,047	88,988	109,426	96,695
	Accrued benefits	3,141	5,744	3,262	6,086
	Employee profit sharing	50,962	50,282	53,632	53,263
	Organizational Restructuring
	Program	3,379	13,976	3,379	13,976

	Total	183,649	180,417	196,843	193,752

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

18.	Dividends and interest on shareholders’ equity

		Parent company/
		Consolidated

		Sep/2008	Jun/2008

	Interest on shareholders’ equity - Minority	110,482	111,659
	Dividends - Minority	329,856	330,794

	Total	440,338	442,453

19. Reserves, net

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management regularly assesses the risk level of each legal claim in order to adopt the adequate accounting treatment. Based on the opinion of its legal advisors, the Company’s management establishes provisions for the cases whose unfavorable outcome is deemed probable. The table below shows the breakdown of reserves by nature and activities during the third quarter of 2008:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

19.	Reserves, net (Continued)

			Nature

	Consolidated	Labor	Tax	Civil	Total

	Balances as of 06/30/2008	489,348	188,730	244,513	922,591

	Additions	11,553	1,035	28,046	40,634
	Write-offs	(30,995)	(15,763)	(17,584)	(64,342)
	Monetary restatement	22,374	-	4,957	27,331

	Balances as of	492,280
	06/30/2008		174,002	259,932	926,214

	Escrow deposits	(126,172)	(58,462)	(2,362)	(186,996)

	Net balances as of
	06/30/2008	366,108	115,540	257,570	739,218

	Current	39,502	850	110,880	151,232
	Non-current	326,606	114,690	146,690	587,986

19.1 Labor contingencies and reserves

The Company has several reserves related to labor claims, amounting to R$492,280, consolidated, to cover cases considered as probable of losses, The amounts involved and respective risk levels are as follows:

			Amount involved

	Risk	Telesp	A Telecom	Total

Probable		491,568	712	492,280

These contingencies involve several lawsuits, mainly related to wage differences, and equivalence, overtime, employment relationship with employees of outsourced companies and job hazard premium, among others.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

19.	Reserves, net (Continued)

19.2 Tax contingencies and reserves

		Amount involved

Risk	Telesp	AIX	A Telecom	Total

Probable	171,551	2,451	-	174,002
	2,694,782	-	17,359	2,712,141
Possible

Total	2,866,333	2,451	17,359	2,886,143

The Company, based on the assessment of the Company’s legal counsel and management, a reserve for tax contingencies amounting to R$174,002 was recorded on September 30, 2008.

As a result of the favorable ruling handed down by the Higher Court on September 29, 2008, the Company reversed the provision for contingencies amounting to R$14,749 in regard to FINSOCIAL, a former tax replaced with COFINS, levied on operating gross revenues originally introduced at a 0.5% rate and gradually and subsequently increased up to 2.0%, offset by former CTBC (a company merged in November 1999), which the Federal Government deemed to be improper and eventually proposed delinquent tax collection proceedings.

There were no other significant changes in tax contingencies and reserves as compared to those disclosed in the latest annual financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

19.	Reserves, net (Continued)

19.3 Civil contingencies and reserves

		Amount involved

			Telefonica
	Risk	Telesp	Televisão	A Telecom	Total

Probable		258,133	78	1,721	259,932
Possible		589,198	-	55	589,253

Total		847,331	78	1,776	849,185

The Company has recorded several provisions for civil suits in the total amount of R$259,931.

As of September 30, 2008, the Company has a provision of R$97,777 for fines relating to Administrative Proceedings filed by ANATEL against Telesp, considered by the legal advisors as a probable risk of loss.

20.	Other liabilities

		Parent company		Consolidated

		Sep/2008	Jun/2008	Sep/2008	Jun/2008

	Consignments on behalf of third parties	147,963	146,798	131,595	132,975
	Advances from customers	62,063	68,871	62,547	64,412
	Amounts to be refunded to subscribers	50,507	62,016	62,063	78,525
	Concession renewal fee	77,552	50,995	77,552	50,995
	Accounts payable – sale of shares (a)	113,492	113,661	113,492	113,661
	Deferred revenues	-	-	7,717	7,131
	Other	54,339	52,427	93,427	89,294

	Total	505,916	494,768	548,393	536,993

	Current	461,321	453,471	481,066	474,136
	Non-current	44,595	41,297	67,327	62,857

(a)	Amounts resulting from the auction of share fractions after the reverse split process in 2005, and the acquisition of TDBH in 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

21. Shareholders’ equity

Capital

As of September 30, 2008, paid-up capital is R$6,575,198. Subscribed and paid-up capital is represented by shares with no par value, held as follows:

Sep/2008

Total capital in shares
Common shares	168,819,870
Preferred shares	337,417,402

Total	506,237,272

Treasury shares
Common shares	(210,579)
Preferred shares	(185,213)

Total	(395,792)

Outstanding shares
Common shares	168,609,291
Preferred shares	337,232,189

Total	505,841,480

Book value per outstanding share in R$	21.75

Dividends – Net income on December 31, 2007

On March 26, 2008, the General Shareholders’ Meeting approved dividends based on the accumulated earnings prescribed in 2007, in the amount of R$350,938.

Dividends per share are as follows:
	Types of shares

	Common	Preferred (*)

Amounts in R$ per share	0.6504090	0.7154500

(*) 10% higher than dividends for each common share, as per article 7º of the Company’s by-laws.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

21. Shareholders’ equity (Continued)

Dividends – Net income on December 31, 2007 (Continued)

These dividends were assigned to holders of common and preferred shares, as presented in the Company’s records by the end of March 26, 2008, and were paid as from June 23, 2008.

Interim dividends and interest on shareholders’ equity – 2008

The Board of Directors meeting held on May 20, 2008, approved distribution of interim dividends of R$485,000, based on profits disclosed in the March 31, 2008 quarterly balance sheet.

Dividends per share are as follows:
	Types of shares

	Common	Preferred (*)

Amounts in R$ per share	0.898872	0.988760

(*) 10% higher than dividends for each common share, as per article 7º of the Company’s bylaws.

On this same meeting also approved distribution of interest on shareholders’ equity in the gross amount of R$200,000, subject to withholding tax at 15%, obtaining a net interest of R$170,000, according to article 9 of Law Nº 9.249/95.

The distribution per share is as follows:

	Tax immune or
	exempt for legal		Legal entity and
Amounts in R$ per	entity		individuals
share	(gross value)	Withholding tax	(net value)

Common shares	0.370669	0.055600	0.315068
Preferred shares (*)	0.407736	0.061160	0.346575

(*) 10% higher than dividends for each common share, as per article 7º of the Company’s bylaws.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

21. Shareholders’ equity (Continued)

Dividends and interest on shareholders’ equity were assigned to holders of common and preferred shares, as presented in the Company’s records by the end of May 20, 2008 and were paid as from June 23, 2008.

As provided for by article 28 of the Company’s By-Laws, interest on shareholders’ equity may be included in minimum compulsory dividends for 2008.

22. Net operating revenue

	Parent company		Consolidated

	Sep/2008	Sep/2007	Sep/2008	Sep/2007

Monthly subscription charges	4,254,483	4,298,468	4,149,540	4,286,317
Activation fees	94,152	88,722	94,133	88,714
Local service	1,905,604	2,085,867	1,944,823	2,180,834

LDN – Domestic long-distance (i)	2,739,786	2,385,941	2,805,215	2,465,827
LDI – International long-distance (i)	94,143	86,054	109,209	103,076
Interconnection services (i)	3,189,835	2,924,628	3,256,868	3,037,346
Network usage services	349,818	301,204	349,818	301,204
Public telephones (i)	339,929	397,518	339,929	401,730
Data transmission	2,486,797	1,973,496	2,734,382	2,171,278
Network access	309,693	255,192	285,751	231,088
Service of TV	-	-	301,775	4,114
Other	436,559	443,809	713,563	645,528

Gross operating revenue	16,200,799	15,240,901	17,085,006	15,917,056

Taxes on gross revenue	(5,140,532)	(4,743,395)	(5,263,753)	(4,926,016)

ICMS (State VAT)	(3,544,216)	(3,384,726)	(3,739,028)	(3,525,342)
PIS and COFINS (taxes on revenue)	(581,845)	(554,578)	(672,284)	(604,869)
ISS (Municipal service tax)	(21,042)	(22,443)	(31,774)	(31,588)
Discounts	(993,429)	(781,648)	(820,667)	(764,217)

Net operating revenue	11,060,267	10,497,506	11,821,253	10,991,040

(i)

For a better presentation of Operating Revenue to the market and regulatory agency, ANATEL, the Company made reclassifications to the amounts as of September 2007, The main reclassifications were made between the items “LDN – Domestic long-distance”, “LDI – International long-distance”, “Interconnection services”, “Public telephones” and “Other”.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

22. Net operating revenue (Continued)

Tariff adjustments affecting recorded revenue

Increase in wireline to wireline rates through Acts Nos. 4288 and 4289, the National Telecommunications Office (ANATEL) validated the percentages for adjustment of rates of Switched Wireline Telephone Service (STFC), according to the criteria established in the Local and National Long Distance Concession Contracts, effective beginning July 21, 2008. The increases in rates were the same ones both for local and LDN, i.e. 3.01% .

Increase in wireline to mobile rate through Act No. 4290, the National Telecommunications Office (ANATEL) validated the adjustment of 3.01% for wireline to mobile tariffs (VC1, VC2 and VC3) in all the Company’s area of concession, sectors 31, 32 and 34 of Region III. On the same date, Anatel approved the 2.06% adjustment in wireline to mobile interconnection tariff (VUM), related to VC1, VC2 and VC3. The adjustments are effective July 24, 2008.

23.	Cost of services provided

		Parent company		Consolidated

		Sep/2008	Sep/2007	Sep/2008	Sep/2007

	Depreciation and amortization	(1,675,743)	(1,699,640)	(1,773,259)	(1,744,094)
	Personnel	(142,368)	(143,023)	(170,783)	(178,731)
	Materials	(22,424)	(25,008)	(24,080)	(25,922)
	Network interconnection	(2,811,318)	(2,630,561)	(2,845,696)	(2,666,544)
	Outside services	(931,556)	(813,197)	(1,100,782)	(920,287)
	Other	(307,598)	(271,221)	(422,139)	(356,794)

	Total	(5,891,007)	(5,582,650)	(6,336,739)	(5,892,372)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

24.	Selling expenses

		Parent company		Consolidated

		Sep/2008	Sep/2007	Sep/2008	Sep/2007

	Depreciation and amortization	(11,982)	(14,051)	(12,185)	(14,114)
	Personnel	(262,604)	(238,667)	(277,443)	(250,987)
	Materials	(46,703)	(67,318)	(46,922)	(67,492)
	Outside services	(1,014,100)	(852,061)	(1,019,453)	(864,628)

	Allowance for doubtful accounts	(349,858)	(465,377)	(388,190)	(487,854)
	Other	(40,246)	(20,376)	(82,893)	(19,527)

	Total	(1,725,493)	(1,657,850)	(1,827,086)	(1,704,602)

25.	General and administrative expenses

		Parent company		Consolidated

		Sep/2008	Sep/2007	Sep/2008	Sep/2007

	Depreciation and amortization	(169,673)	(192,932)	(196,104)	(205,309)
	Personnel	(116,124)	(179,506)	(121,494)	(192,464)
	Materials	(6,578)	(10,384)	(6,778)	(11,565)
	Outside services	(238,152)	(264,686)	(294,505)	(282,185)
	Other	(32,162)	(23,402)	(58,501)	(26,298)

	Total	(562,689)	(670,910)	(677,382)	(717,821)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

26.	Financial income (Expenses)

		Parent Company		Consolidated

		Sep/2008	Sep/2007	Sep/2008	Sep/2007

	Financial income	199,328	188,861	211,880	195,658

	Income from short-term investments	82,188	33,939	88,535	39,545
	Interests receivable	30,792	35,375	33,443	36,160
	Gains on derivative transactions	10,912	-	11,698	-
	Monetary/exchange variations	72,096	112,945	72,167	113,066
	Receivable
	Other	3,340	6,602	6,037	6,887

	Financial expenses	(569,818)	(640,868)	(591,840)	(648,658)

	Interests on Shareholders’ Equity	(200,000)	(221,000)	(200,000)	(221,000)
	Interests payable	(299,039)	(232,273)	(304,689)	(235,963)
	Losses on derivative transactions	-	(125,204)	-	(125,257)
	Expenses on financial transactions	(11,842)	(61,799)	(23,492)	(65,482)
	Monetary/exchange variations
	Payable (a)	(58,937)	(592)	(63,659)	(956)

	Total	(370,490)	(452,007)	(379,960)	(453,000)

(a)	Contains the present value adjustment from 2007, related to the assets for long term in the total amount of R$ 3,417 – Note 3. The adjustment amount as of September was R$ 3,417.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

27. Other operating income, net

	Parent company		Consolidated

	Sep/2008	Sep/2007	Sep/2008	Sep/2007

Income	337,698	384,073	357,305	390,298

Technical and administrative services	37,661	37,609	33,850	35,019
Amortization of negative goodwill –
Company AIX	6,551	6,551	6,551	6,551
Income from supplies	15,063	49,316	18,152	49,316
Dividends	25,430	10,083	29,599	13,072
Fines on telecommunication services	114,463	92,562	123,535	94,867
Recovered expenses	20,746	103,180	21,756	107,070
Reversal of provision for contingencies	51,968	50,565	53,735	50,977
Rent of shared infrastructure	38,379	27,789	38,379	27,789
Other revenue	27,437	6,418	31,748	5,637

Expenses	(477,604)	(334,139)	(540,339)	(372,888)

Allowance for reduction to market
value of inventories	(3,531)	(4,053)	(4,387)	(3,982)
Amortization of goodwill	(94,819)	(49,619)	(94,819)	(49,619)
Donations and sponsorships	(15,544)	(15,183)	(15,647)	(15,472)
Taxes other than income taxes	(201,349)	(181,452)	(241,031)	(200,553)
Provision for contingencies	(142,524)	(68,444)	(144,167)	(71,155)
Other	(19,835)	(15,388)	(40,288)	(32,107)

Total	(139,906)	49,934	(183,034)	17,410

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

28.	Non-operating income, net

		Parent company		Consolidated

		Sep/2008	Sep/2007	Sep/2008	Sep/2007

	Income	49,255	182,549	54,493	183,567

	Proceeds from sale of property, plant
	and equipment and investments (a)	7,184	140,763	11,969	141,129
	Unidentified revenue	35,124	32,963	35,178	32,963
	Fines	6,947	8,823	7,346	9,475

	Expenses	(33,895)	(58,125)	(52,195)	(58,562)

	Cost of sale of property, plant and
	equipment and investments (a)	(33,879)	(58,083)	(51,822)	(58,470)
	Other	(16)	(42)	(373)	(92)

	Total	15,360	124,424	2,298	125,005

(a)	Refers mainly to the sale of the property situated in Barra Funda in the amount of R$134,555, with residual value written down in March 2007 of R$46,044.

29. Income and social contribution taxes

Reconciliation of tax expenses and standard rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in September 30, 2008 and 2007 are shown in the table below:

	Parent company		Consolidated

	Sep/2008	Sep/2007	Sep/2008	Sep/2007

Income before taxes	2,367,697	2,324,931	2,395,334	2,361,805

Income tax and Social contribution taxes
Income tax and Social contribution tax expense	(805,017)	(790,477)	(814,413)	(803,014)
Permanent differences
Equity pick-up	(6,237)	5,605	2,035	(1,311)
Prescribe of interest on shareholders’ equity	-	(22,119)	-	(22,119)
Goodwill on company aquisition	(14,145)	(3,055)	(14,145)	(3,055)
Nondeductible expenses, gifts, incentives and
dividends received	(29,491)	(22,108)	(56,018)	(39,529)

Other
Incentives (cultural, food and transportation)	9,713	10,005	9,727	10,005

Total (income tax + social contribution tax)	(845,177)	(822,149)	(872,814)	(859,023)

The net income for September 30, 2007 considers the tax effect on the adjustment to present value of noncurrent assets in the amount of R$2,255 – Note 3.1.

Deferred tax assets and liabilities are shown in Notes 6 and 16, respectively.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

30. Transactions with related parties

The principal balances with related parties are as follows:

	Consolidated

	Sep/2008	Jun/2008

ASSETS
Current assets	402,175	356,935

Trade accounts receivable	286,166	250,674
Intercompany receivables	116,009	106,261

Non-current assets	19,853	16,728

Intercompany receivables	19,853	16,728

Total Assets	422,028	373,663

LIABILITIES
Current liabilities	464,163	383,757

Trade accounts payable	414,876	341,174
Dividends and Interest on shareholders’ equity	-	-
Intercompany payables	49,287	42,583

Non-current liabilities	23,134	12,381

Intercompany payables	23,134	12,381

Total Liabilities	487,297	396,138

	Consolidated

	Sep/2008	Sep/2007

STATEMENT OF INCOME
Revenues	281,799	224,293

Telecommunications services	249,558	200,576
Financial Income	83	80
Other operating revenue	32,158	23,637

Costs and expenses	(1,976,453)	(1,717,040)

Cost of services provided	(1,610,381)	(1,416,119)
Selling	(274,391)	(261,781)
General and administrative	(91,562)	(39,016)
Financial Expenses	(119)	(124)

Trade accounts receivable include receivables for telecommunications services, mainly represented by Vivo S,A, and Atento Brasil S,A, related with long-distance services.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

30. Transactions with related parties (Continued)

Other intercompany receivables in current and non-current assets comprise credits from Telefónica Internacional S.A., Telefônica Serviços Empresariais do Brasil Ltda, Telecomunicações do Chile S.A., Vivo S.A., Colômbia Telecom among other related parties, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the related companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Vivo S.A. and TIWS Brasil S.A.. We also highlight the rendering of administrative services in the accounting, financial, human resources, property, logistics and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda.

Revenue from telecommunications services comprises mainly billing to Vivo S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

The costs and expenses of services provided refers mainly to expenses on interconnection and traffic services (mobile terminal) provided by Vivo Group S.A., system maintenance services for internet operation provided by Terra Networks Brasil S.A. and call center management services provided by Atento Brasil S.A. referred to telemarketing, Call Center, maintenance, technical support and ombudsman.

31. Post-retirement benefit plans

The Company maintains the same post-employment benefit plans disclosed in the latest annual financial statements.

As of September 30, 2008, the Company made contributions to the PBS Telesp Plan in the amount of R$20 (R$34 in the same period of 2007) and to “Visão” Telesp plan in the amount of R$14,665 (R$18,374 in the same period of 2007).

A.Telecom individually sponsors two defined contribution plans: “Visão” Assist Benefits Plan, similar to that of Telesp, and Visão A.Telecom Benefits Plan, which cover 53% of its employees. The sponsor’s basic and additional contributions to Visão A.Telecom Benefits Plan correspond to 30% of participants’ basic and additional contributions. A.Telecom contributions to such plans amount to R$161 (R$461 in the same period of 2007).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

31. Post-retirement benefit plans (Continued)

Telefonica Data S.A. (former Telefonica Empresas S.A.) individually sponsors a defined contribution plan similar to that of the Company, the Visão Telefônica Empresas Benefits Plan. The contributions made to this plan in 2008 amount to R$464 (R$608 in the same period of 2007).

The table below shows the actuarial deficit recorded at September 30, 2008 and June 30, 2008 for the following post-employment plans:

Plan	Sep/2008	Jun/2008

CTB	22,345	21,827
PAMA	81,329	79,098

Total parent company and consolidated	103,674	100,925

The other plans sponsored by the Company and its subsidiaries record an actuarial surplus (PBS-A, PBS Telesp, Visão Telesp and Visão Telefônica Empresas) and are not recorded in accounting, with the latest actuarial valuation occurred in December 2007.

32. Insurance (unaudited)

The Company and its subsidiaries’ polices as well as that of the Telefónica Group includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment and following Telefónica S.A.’s corporate program guidelines. In this context, Telecomunicações de São Paulo S.A. – Telesp complies with the Brazilian legislation for contracting insurance coverage.

The major insurances contracted by the Company are shown below:

Type	Insurance coverage

Operational risks (with loss of profits)	US$10,788,108 mil
Optional civil responsibility - vehicles	R$1,000
ANATEL guarantee insurance	R$10,463.8

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

33. Financial instruments

Carrying and market values of financial instruments as of September 30, 2008 and June 30, 2008 are as follows:

		Consolidated

	Sep/2008		Jun/2008

	Book	Market	Book	Market
	value	value	value	value

Loans, financing and	(2,763,572)	(2,670,633)	(2,765,225)	(2,654,132)
debentures
Derivatives	(69,491)	(68,940)	(142,671)	(137,855)
Cash and cash equivalents	1,245,116	1,245,116	466,167	466,167

	(1,587,947)	(1,494,457)	(2,441,729)	(2,325,820)

The discounted cash flow method was used to determine the market value of loans, financings, debentures and derivatives (exchange and interest rate swap) considering expected settlement or realization of liabilities and assets at the market rates prevailing at balance sheet date.

The Company has a total direct and indirect interest of 1,21% in Portugal Telecom and 0,52% in Zon Multimédia valued by the cost method. The investment at market value is based on the last quotation of September 2008 from the Lisbon Stock Exchange for Portugal Telecom and Zon Multimédia equivalent to €7,11 (€7,21 in June 2008) and €5,15(€5,28 in June 2008) respectively:

		Consolidated

	Sep/2008			Jun/2008

	Book	Fair	Book		Fair
	value	value	value		value

Portugal Telecom	128,165	207,355	124,502		192,612
Zon Multimédia	8,827	22,824	8,679		21,420

	136,992	230,179	133,181		214,032

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

33. Financial instruments (Continued)

The principal market risk factors that affect the Company’s business are detailed below:

For the period ended September 30, 2008, derivative operations generated consolidated net positive result of R$11,698 (Note 26).

a)	Exchange rate risk

As of September 30, 2008, 15.78% (15.93% on June 30, 2008) of the debt was denominated in foreign currency (U.S. dollar and yen); 99.26% (99.33% on June 30, 2008) of this debt was covered by asset positions on currency hedge transactions (swaps for CDI).

The book and market values of the Company’s exposure to the exchange rate risk as of September 30, 2008 and June 30, 2008 are as follows:

		Consolidated

	Sep/2008		Jun/2008

	Book	Market	Book	Market
	value	value	value	value

Liabilities
Loans and financing	436,087	427,693	440,429	436,023
Trade accounts payable	23,990	23,990	16,034	16,034

Asset position on swaps	432,848	427,700	437,473	436,030

Net exposure	(27,229)	(23,983)	(18,990)	(16,027)

b)	Interest rate risk

To prevent against the exchange risk and variable interest rates on these foreign currency debts (Libor), the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI (Inter-bank Deposit Certificate), in a way that the Company’s financial result is affected by the CDI variation. The balance of loans and financing also includes debentures issued in 2004 with interest based on the variation of the CDI of R$1,516,153 (R$1,513,957 as of June 30, 2008), as described in Note 15.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

33.	Financial instruments (Continued)

	b)	Interest rate risk (Continued)

The Company invests its excess cash with a view to reducing its exposure to local interest rate fluctuations (CDI) in the total amount of R$1,240,559 (R$451,644 as of June 30, 2008), mainly in short-term instruments, based on the CDI variation, which also reduces such risk. The book values of these instruments approximate market values, since they may be redeemed in the short term.

As of September 30, 2008, the Company had swap transactions – CDI at fixed rate, to partially hedge against fluctuations in internal interest rates. Hedge operations amounts contracted total R$50,000 generated a net consolidated positive result of R$377 accumulated until September 2008. The Company also contracted swap transactions - CDI + 0.35% of CDI percentage swap with identical flows of those of debentures (Note 15) issued by the Company, which generated net negative result of R$195.

	c)	Debt acceleration risk

As of September 30, 2008, the Company’s loan and financing agreements contain restrictive clauses (covenants), typically applicable to such agreements, relating to cash generation, debt ratios and other restrictions. The Company has fully complied with these restrictive clauses, and such covenants do not restrict its ability to conduct its ordinary course of business.

	d)	Credit risk

As of September 30, 2008, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among reputable financial institutions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

33.	Financial instruments (Continued) CVM resolution No. 550

On October 17, 2008, CVM issued CVM Resolution No. 550, which established that publicly-traded companies must disclose in a specific note, qualitative and quantitative information about all its derivative instruments, recognized or not as asset or liability in its balance sheet.

All the Company’s derivative instruments have the objective of providing hedge against the risk of variation in foreign exchange and external and internal interest rates arising from financial debts, according to the company’s risk management policy. As such, any changes in risk factors generate an opposite effect on the purpose to hedge. There are no derivative instruments for speculative purposes and liabilities in foreign exchange are hedged.

The instruments were contracted with Bradesco, Banco do Brasil, BES, Citibank, Santander, Votorantim and HSBC in the domestic market, according to ruling credit risk policy.

Only a contract referring at a debt with fair value of R$89,042 at September 30, 2008 requires margin deposit, of an immaterial amount, which in case of US dollar appreciation, may generate a company receivable from the other party, thus reducing its exposure.

A summary of the amounts of consolidated derivative financial instruments are as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

33.	Financial instruments (Continued) CVM resolution No. 550 (Continued)

					Accumulated effect
	Notional value		Fair value		Sep/2008

					Amount	Amount
					receivable /	payable /
Description	Sep/2008	Jun/2008	Sep/2008	Jun/2008	(received) (*)	(paid) (*)

Option Contracts
Main position – sale
Foreign currency (a)	25,500	25,500	51	1,098	-	-

Swap contracts
Asset position
Foreign currency (b)	460,167	568,697	427,700	436,030	-	69,993
Variable rates (CDI) (c)	1,500,000	1,500,000	1,525,166	1,524,003	-	75
Variable rates (CDI) (d)	50,000	50,000	58,069	56,267	577	-
Liability position
Variable rates (CDI)	(460,167)	(568,697)	(495,301)	(572,559)	-	-
Variable rates (CDI)	(1,500,000)	(1,500,000)	(1,527,557)	(1,527,391)	-	-
Fixed rates	(50,000)	(50,000)	(57,068)	(55,303)	-	-

(*)	Gains and losses for the period, grouped by contract entered into, recorded in statement of income accounts (as required by CVM Resolution No. 550) are disclosed in Note 26.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

33.	Financial instruments (Continued) CVM resolution No. 550 (Continued)

As of September 30, 2008, the current liabilities balance was R$69,491 to recognize the derivatives net position at the referred date.

The fair value of the Company’s debts that generated the derivative contracts above are described below:

		Fair value

Description	Sep/2008		Jun/2008

Loan agreements
Foreign currency	427,693		436,023
Debentures	1,528,044		1,527,259

a)	Purchase of put options (R$25,500) – purchase of foreign exchange put options maturing in January 2009 with the objective of reducing financial expenses in case of Brazilian real devaluation. In case of real devaluation, the loss is limited at a paid premium upon their purchase (R$ 455). This premium is being recognized on a deferred basis until maturity in “Other financial expenses” account.

b)	Foreign currency x CDI swaps (derivative fair value of the R$427,700) – swap operations with several maturities until 2014, which the objective is of hedge foreign exchange and interest rate changes in loan operations in foreign currency with these characteristics (debt fair value of R$ 427,693).

c)	CDI + 0.35% x CDI percentage swap (derivative fair value of R$1,525,166) – contracted swap operations maturing until 2010 with identical flow as that of debentures (Note 15), to cover the risk of fixed spread (0.35%) (debt fair value of R$1,528,044).

d)

CDI x fixed index swap (R$50,000) – swap operations maturing in January 2009 to partially cover fluctuations in domestic interest rates in relation to debts and derivatives exposed to CDI. The asset position presents a limit for decrease in CDI rate, thus limiting any negative result for the company.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

34. Subsequent event

As a significant information published on October 21, 2008, the Company’s Board of Directors approved on referred date the proposal that aims the corporate reorganization involving Telefônica Data do Brasil Participações Ltda. (“DABR” – remaining holding company of the business line that operated investments in telecommunication companies, whose assets were ownership interest in Telefônica Data Brasil Holding S.A., dissolved upon merger with Telesp in 2006) and Telefônica Televisão Participações S.A. (“TTP” – wholly-owned subsidiary of Telesp, with interest in Telefônica Sistema de Televisão S.A, A.Telecom S.A. and Telefonica Data S.A.).

The transaction shall observe the following steps:

1st Step: DABR will be merged by TELESP, been extinguished the society and all of its shares as a result of the mentioned transaction. The shares of TELESP, previously owned by DABR, when the merger happens, will be directly transferred to the controlling shareholder, SP Telecomunicações Participações Ltda., with the maintenance of the same rights of outstanding shares issued by TELESP. DABR has a goodwill on its net equity resulted of shares received from TELESP, in the amount of R$ 185,511, which is economic based on future profitability. In accordance to the Law nº 9,532/1997, as a result of the merger of DABR, the goodwill amortization will generate a tax benefit to TELESP in the amount of R$63,073. In accordance to the CVM Instruction nº 319/1999 and subsequent amendments, the amount equivalent to the tax benefit of the goodwill will be accounted on TELESP’s Shareholders Equity. Other shareholders have the preference right for the subscription of the capital increases referred.

2nd Step: TTP will be merged into Telesp and dissolved and all of its shares will be cancelled upon this operation. Goodwill of R$848,307 on the acquisition of this company in 2007, based on future expected profitability will result in a tax benefit for Telesp, in the amount of R$288,424 under ruling legislation.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2008

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

34. Subsequent event (Continued)

Net equity of TTP and DABR for merger purposes was evaluated at book value as of September 30, 2008 and October 17, 2008, respectively, by an independent appraiser whose appointment will be approved by the General Shareholders’ Meeting of Telesp on November 11, 2008, as disclosed to market in the call for meeting. The merged companies do not have unrecorded contingent liabilities which, as a result of this operation, would be assumed by Telesp. The documents related to this reorganization are at the disposal of interested parties at the Company’s head office, and the operation is not subject to approval by regulatory authorities or Brazilian or foreign anti-trust offices and withdrawing rights will not be exercised since there are no controlling shareholders.

Telesp management considers that this corporate reorganization meets the Company’s and its shareholders’ interests and will allow increase in synergies, rationalization of managerial risks, simplification of the administrative and corporate structure, reducing costs and also generating tax benefits and cash flow improvement for the Company and its shareholders.

Details about the reorganization are presented in the significant information disclosed on October 21, 2008.

35. Other information

On July 2 and 3, 2008, technical problems that affected the Company’s data transmission network generated instability with consequent suspension in Telesp’s broadband services. The services were fully resumed in the São Paulo State at the end of July 3, 2008.

The Company refunded all Speedy service subscribers as established by the Conduct Agreement (“TAC”) entered into by the Company with the Public Prosecution Office, which established (i) a discount of 36 hours related to the service interruption and (ii) a credit equivalent to 84 hours to cover damages and losses. The refund was made through a credit in clients’ service bills for July and August, which resulted in a decrease in the Company’s operating result of R$34.5 million, in addition to other expenses incurred in connection with the event.

The Company made due communications to insurance companies, whose contracts are established according to the Concession Agreement as well as good market practices.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

September 30, 2008

			Variation

	Sep/08	Sep/07%		R$

Gross operating revenues	17,085.0	15,917.0	7.3	1,168.0
Net operating revenues	11,821.3	10,991,0	7.6	830.2
Cost of services provided	(6,366.7)	(5,892.4)	(8.0)	(474.3)
Financial income/expenses, net	(380.0)	(453.0)	16.1	73.0
Operating income/expenses	(2,681.5)	(2,408.9)	(11.3)	(272.6)
Operating profit	2,393.0	2,236.8	6.9	156.2
Net income for the period	1,722.5	1,723.8	(0.1)	(1.3)

1.

Accumulated net operating revenues until September 2008 totaled R$11,821.3 million, which, compared with R$10,991.0 million recorded in the same prior-year period, represents an increase of R$830.2 million, or 7.6%. Such changes are mainly due to rise in the Paid TV and Speedy services, revenues from lease of means and network use, as a consequence of the growth in the telecommunications market, revenues from national long-distance calls, and tariff adjustment effective as from July 2008. Such effects were partially offset against the fall in revenues from public payphones, local services and subscription, the latter due to decrease in the average network in operation and increase in the alternative plan base of fixed telephones with a lower subscription price.

2.

Cost of services provided increased by R$474.3, or 8.0%, chiefly resulting from interconnection expenses, growth in mobile traffic, with use of code “15” (code for selection of service provider), client service, advertising and TV content, in addition to expenses with rent of equipment: last mile with other operators and infrastructure (ruracel, head end – location that receives satellite signals and EILD (Industrial Exploration of Dedicated Line)). Such effects were partially offset against the fall in expenses with materials, in view of the decrease in expenses with telephone cards, resulting from change in the mix of inductive cards, in addition to decrease in fuel expenses, “detecta” equipment and maintenance services: vehicles and properties.

3.

The negative financial result improved by R$73.0 million, or 16.1%, justified by the decrease in CPMF (Provisional Contribution Tax on Financial Transactions) expenses, with its extinction in January 2008, and CDB investment gains. Such effects were partially offset against interest expenses with loans taken out with BNDES.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

September 30, 2008

A. Financial income/expenses, net			Variation

Annual comparison	Sep/08	Sep/07%		R$

Financial income/expenses	73.5	40.0	84.1	33.5
Hedge operations	11.7	(125.3)	(109 3)	137.0
CPMF	(0.7)	(61.9)	98.9	61.3
IOF	(3.4)	(0.5)	(592.3)	(2.9)
Interest receivable	33.4	36.2	(7.5)	(2.7)
Interest payable	(304.7)	(236.0)	29.1	(68.7)
Monetary/exchange variations	10.2	115.5	(91.2)	(105.4)
Interest on shareholders’ equity	(200.0)	(221.0)	(9.5)	21.0

Financial income/expenses, net	(380.0)	(453.0)	16.1	73.0

4.

Operating income recorded a 6.9% increase when compared to the same prior-year period. Part of such result is due to rise in revenues from data communication by package, Speedy and TV services, in addition to decrease in expenses with personnel and interest on shareholders’ equity, offset against increase in Fixed-Mobile interconnection services, expenses with infrastructure lease (last mile and backbone), telesales expenses, purchase of content by Telefônica Televisão, and access network maintenance/upkeep.

5.	Physical data (*)

Progress of the major physical data:

	Unit	Sep/08	Sep/07	Variation %

Installed lines	Line	14,663,947	14,516,524	1.0
Fixed lines in service	Line	11,860,741	12,024,572	(1.3)
Local traffic
Minutes recorded	min thou	39,159,240	40,316,582	(2.9)
Exceeding minutes	min thou	21,716,006	23,328,852	(6.9)

Public payphones in operation	Equipment	250,290	250,394	(0.0)
ADSL – Speedy in operation	Capacity	2,455,910	1,935,696	26.9
Digital TV (DTH, DTHi and MMDS)	User	424,974	0.0	100

(*) Not reviewed by independent auditors.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

September 30, 2008

6.	Investments

The Company confirms the long-term commitment of the Telefônica Group in Brazil, to both maintenance and socialization of the traditional services and provision of broader and better services to its clients.

Up to September 30, 2008, the Company invested the consolidated amount of R$1,544.2 million.

	6.1	Sale of telephone lines (*)

The quarter ended September 2008 recorded a total of 11,860,741 lines in operation, of which 73% are residential clients, 15% are non-residential clients, 7% are companies, and the remaining refers to lines for own use and public payphones.

	6.2	Public payphones (*)

The Company maintains a network of 250,290 public payphones to meet the demand of the population in the state of São Paulo and in order to continue complying with the regulating agency’s determination.

	6.3	Internet

In February 2008, the Company was the first to launch internet access through fiber optics (Fiber to the Home – FTTH) for the residential segment located in the Jardins neighborhood, São Paulo. In addition to the internet connection with speeds of 8, 16 and 30 Mb, the Company also offers packages that include Wi-Fi network, Digital TV, 2,000 monthly minutes for local and interstate calls, safety packages, call identifiers, technical assistance and dedicated call centers.

(*) Not reviewed by independent auditors.

7.	Anatel

	7.1	Goals

The quality and universalization goals of the Fixed Switched Telephone Services (STFC) may be monitored on the National Communications Agency (ANATEL) electronic page, at www.anatel.gov.br

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

September 30, 2008

7.	Anatel (Continued)

	7.2	Concession contract

The STFC concession contract was postponed, on December 22, 2005, to a further 20 years, and may be amended on December 31, 2010, 2015 and 2020. Such condition enables that ANATEL establish new terms and quality and universalization goals, based on the conditions prevailing at the time.

8.	Corporate restructurings in 2008 and 2007

	8.1	Capital increase in Telefônica Televisão Participações S.A., previously denominated Navytree Participações S.A.

On February 29, 2008, the Company made a capital contribution at Telefônica Televisão, with the shares held in A.Telecom. As a result of such operation, A.Telecom is now a wholly-owned subsidiary of Telefônica Televisão.

On July 25, 2008, the Company made a capital contribution at Telefônica Televisão, with the shares held in Telefônica Data S/A. As a result of such operation, Telefônica Data is now a wholly-owned subsidiary of Telefônica Televisão.

	8.2	Acquisition of Telefônica Participações S.A, previously denominated Navytree Participações S.A.

On October 31, 2007, Anatel concluded the process of regulatory analysis of the association made on October 29, 2006 between Abril Group and the Company, approving the operation.

Accordingly, the Company acquired 100% of the capital of Telefônica Televisão Participações S.A., company that holds equity interest in cable TV companies. Telefônica Televisão has equity interest in the following companies:

	Shareholding interest

	ON	PN

Telefônica Sistemas de Televisão S.A.	100.00%	-
Comercial Cabo TV São Paulo S.A.	19.90%	100.00%
Lemontree Participações S.A.	-	100.00%
TVA Sul Paraná S.A.	49.00%	100.00%
GTR-T Participações e Empr.S.A.	-	100.00%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

 (In millions of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

September 30, 2008

9.	Alternative fixed telephone plans (*)

The alternative fixed telephone plans increase profitability of the Telesp installed capacity, build client loyalty, and progressively improves services to the different market segments, with more adequate options for access to fixed telephones. In 3Q08, the alternative plan base represented 50% of the total lines in operation. The Minute Plans, which provide progressive discounts in relation to the contracted number of minutes, are sold in the form of fixed-fixed, fixed-mobile, and long-distance, interstate telephone calls.

“Trio Telefônica” – this package was launched by the Company in August 2007 and offers a combination of cable TV, broadband and local call services. It is offered to the entire Company’s concession area, and stands out in the market because of the flexibility to combine different TV packages and broadband speeds. The subscriber is offered mini-packages divided by channel categories, such as general knowledge, kids, variety shows, action, world and films. In October 2007, the Company launched packages that included GloboSat content and signed a commercial and operating partnership with TVA, strengthening and increasing the integrated cable TV offer even more.

“Posto de Trabalho Informático” - launched in 2007 to offer a customized IT infrastructure solution to the corporate clients. Through monthly fees, Telesp offers a package with voice, data, internet access, network and equipment management services for small, mid-sized and large clients. The IT and communication services integrated offer is one of the Company’s strategic initiatives for the corporate market.

Paid TV channels – these are provided through packages or stand-alone offers, via satellite (DTH) and MMDS (Multichannel Multipoint Distribution Service). Since its launching, the Company has been recording an accelerated growth rhythm, servicing 424,974 clients in 3Q08, which represents an increase of 78,080 clients, or 23%, in comparison with 2Q08.

Broadband - currently offered through ADSL and MMDS technologies, under the names “Speedy” and “Ajato”, respectively. In September 2008, 2,455,910 clients were serviced, a 7% increase in relation to 2Q08. In comparison with September 2007, the growth was of 520 thousand accesses, or 27%, in line with the growth rhythm recorded in the last quarters. Investments in broadband are priority and reinforce Telesp’s commitment to its clients to increase the offer and quality of its products and services, enabling increasingly better services and making the Company even more competitive. In this regard, in February 2008, the Company was the first to launch internet access through optic fiber (Fiber to the Home – FTTH), currently available at speeds of 8 and 30 Mb.

(*) Not reviewed by independent auditors.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

September 30, 2008

10.	Tariff adjustments

	10.1	Tariff adjustment of July 21, 2008

Increase in the Fixed-Fixed tariffs based on Official Announcement No. 4.288 and 4.289, by ANATEL, which approved the STFC tariff adjustment percentages, as per criteria established in the Local and National Long-distance concession contracts, effective as from July 21, 2008. Tariff increases were the same for local and national long-distance calls, that is, 3.01%.

Increase in the Fixed-Mobile tariffs based on Official Announcement No. 4.290, by ANATEL, which approved a 3.01% adjustment for calls made between fixed and mobile equipment (VC1, VC2 and VC3) in all Telesp concession areas, sectors 31, 32 and 34 of Region III. On this same date, ANATEL approved a 2.06% tariff adjustment for fixed-mobile interconnection (VUM) referring to VC1, VC2 and VC3. Adjustments became effective as from July 24, 2008.

11.	Additional information

For further details on the Company’s performance, please refer to the “Press Release” at www.telefonica.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 28, 2008	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director